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October 24, 2008

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. Mailstop 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed September 25, 2008
File No. 333-152949

Dear Ms. Long:

On behalf of Perf-Go Green Holdings, Inc. (the “Company”), we are responding to the comment letter dated October 10, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information.

General

STAFF COMMENT:

1.    We note that you plan to provide additional information in response to comments 12, 21, 22, 26, and 37 in our letter dated September 11, 2008. Please file this information with your next amendment or as soon as practicable.

RESPONSE:

The Company has substantially complied with the staff’s comments by disclosing substantially all of the requested information. We reserve the right to supplement or amendment this information in the next amendment. The Company shall file the legal opinion with the next pre-effective amendment.

STAFF COMMENT:

2.    We note your response to comment 1 in our letter dated September 11, 2008. However, the shares being offered by the Significant Shareholders represent more than 100% of the shares outstanding held by non-affiliates. Because of the nature and size of the transactions being registered for the Significant Shareholders, it appears that these transactions are not eligible to be made on a shelf basis under Rule  415(a)(l)(i)  and  instead  appears  to

Pamela Long

Securities and Exchange Commission

October 24, 2008

represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these Significant Shareholders as underwriters and include a fixed price at which the securities will be sold.

RESPONSE:

The Company has reduced the amount of shares being registered to 16,949,683. We arrived at this number by reducing the Company’s issued and outstanding shares of common stock, 32,736,970, by the number of shares of the Company’s common stock held by officers and directors, 15,787,287. Based upon the facts and circumstances we presented to the staff in our letter dated September 25, 2008, we believe this is an appropriate reduction in the number of shares we are seeking to register and sufficient to alleviate the staff’s concern that the shares we are seeking to register on behalf of the selling shareholders are not eligible to be made on a shelf basis. We respectfully request that the staff consider the following factors:

•     None of the Significant Shareholders (as defined in the registration statement) are affiliates of the Company and did not have any relationship with the Company prior to the private placement transactions.

•     There is no relationship among any of the Significant Shareholders.

•     The Significant Shareholders all purchased their securities in private placement transactions effectuated by the Company and negotiated at arm’s length.

•     Focusing on the percentage of the public float unfairly penalizes smaller companies.

Based upon these factors and the considerations we presented in our letter dated September 25, 2008, we respectfully request the staff permit the Company to register 16,949,683 shares in this registration statement.

Pamela Long

Securities and Exchange Commission

October 24, 2008

Prospectus Cover Page
STAFF COMMENT:

3.    There appears to be a discrepancy throughout the registration statement relating to the number of shares that the Bridge Notes were converted into on March 27, 2008. For example, on the Prospectus Cover page, you state that there are 1,579,466 Bridge Shares and on page 15, you state that there are 1,522,767 Bridge Shares. Please clarify and revise accordingly throughout the registration statement. Please note that the correct number may change some of your calculations on pages 17 through 20.

RESPONSE:

The Bridge Notes were issued in connection with a private placement effectuated by Perf-Go Green, Inc. and converted into 1,522,767 shares of Perf-Go Green, Inc. prior to its share exchange transaction with Perf-Go Green Holdings, Inc. In connection with the share exchange transaction consummated in May 2008, the 1,522,767 shares of Perf-Go Green, Inc. were exchanged for 1,579,466 shares of the Registrant, Perf-Go Green Holdings, Inc. We have included additional information in the Selling Stockholder section related to this point.

Prospectus Summary
STAFF COMMENT:

4.    We note your revised disclosure in response to comment 16 in our letter dated September 11, 2008. However, in the Prospectus Summary and the Risk Factors sections, please also disclose that you are unsure whether you will have sufficient cash to continue activities for the next 12 months.

RESPONSE:	The Company has complied with the Staff’s comment by providing the requested disclosure.
Selling Stockholders, page 14

STAFF COMMENT:

5.    We note your response to comment 11 in our letter dated September 11, 2008. Please describe the method by which the company determined the number of shares it seeks to register in the registration statement. In addition to quantifying the number of shares corresponding to specific transactions, also explain how you calculated these amounts.

Pamela Long

Securities and Exchange Commission

October 24, 2008

RESPONSE:	The Company has complied with the Staff’s comment by including tabular disclosure in the prospectus regarding the method by which the Company determined the number of shares it seeks to register.
STAFF COMMENT:	6. Please clarify that the 2007 Offering occurred at the accounting acquiree on page 15 and in note 7 on page F-10. Also, please reconcile the amount of proceeds raised, disclosed on pages 15 and 25.
RESPONSE:	The Company has complied with the Staff’s comments by including additional disclosure clarifying these issues.
Selling Stockholder Table, page 16
STAFF COMMENT:

7.    We note your response to comment 23 in our letter dated September 11, 2008. Please disclose in the footnotes to the table, the number of shares being registered which are payable as interest under the notes. Also update the table to the most recent practicable date.

RESPONSE:

The Company has complied with the Staff’s comments by including additional disclosure clarifying the number of shares issuable as interest on the Notes and updating the table to the most recent practicable date.

Total Dollar Value Shares Being Registered, page 17
STAFF COMMENT:

8.    We note your revised disclosure in response to comment 2 in our letter dated September 11, 2008. Please clarify in the filing how you calculated the dollar values for each of the three categories of shares you describe. Specifically, disclose the exact number of shares that underlie each of Bridge Shares, Bridge Warrants, Notes, Interest Shares, 2007 Warrants, and Pipe Warrants that you present in the table.

RESPONSE:	The Company has complied with the Staff’s comments by including additional disclosure clarifying the tabular disclosure.

Pamela Long

Securities and Exchange Commission

October 24, 2008

Payments to Significant Shareholders and Affiliates, page 18
STAFF COMMENT:

9.    We note your revised disclosure in response to comment 3 in our letter dated September 11, 2008. Please clarify in the filing how you calculated the amounts in the table, including the following:

•     Clarify whether the interest payments reflect the maximum amount of interest that can accrue assuming all the convertible notes remaining outstanding until the maturity date.

•     We note that on page F-9, you state that you recorded an $893,000 liability, which represents the maximum penalty, 15%of the aggregate purchase price of $5,950,000. Reconcile this amount with the $600,000 in liquidated damages that you reflect in this section.

•     Describe and quantify any potential late fees.

RESPONSE:	The Company has complied with the Staff’s comments by including additional disclosure clarifying this tabular disclosure.
Potential Investor Profit Relating to Notes, page 19
STAFF COMMENT:

10.  We note your revised disclosure in response to comment 4 in our letter dated September 11, 2008. It appears that footnote 1 is not present in the table and that footnotes 1 and 2 refer to a number that is not contained in footnote 1. Please revise accordingly.

RESPONSE:	The Company has complied with the Staff’s comments by revising this disclosure accordingly.
Potential Investor Profit Relating to Warrants, page 19

STAFF COMMENT:

11.  We note your revised disclosure in response to comment 5 in our letter dated September 11, 2008. It appears that the aggregate market value of shares underlying warrants issued to Rig based on closing price on May 16, 2008 is $4,440,000. Please tell us how you calculated your figure or revise accordingly.

Pamela Long

Securities and Exchange Commission

October 24, 2008

RESPONSE:	The Company has complied with the Staff’s comments by revising this disclosure accordingly .
STAFF COMMENT:	12. It is unclear how footnotes 1 and 2 apply to this table. Please revise accordingly.
RESPONSE:	The Company has complied with the Staff’s Comments by revising this disclosure accordingly.
Comparison of Net Proceeds to Potential Investor Profit, page 20
STAFF COMMENT:	13. We note your new disclosure in response to comment 6 in our letter dated September 11, 2008. Please clarify how you calculated the $1,482,725 figure in footnote 2.
RESPONSE:	The Company has complied with the Staff’s comment by revising this disclosure accordingly.
STAFF COMMENT:	14. Please insert footnote 4 into the table and delete the reference to footnote 5.
RESPONSE:	The Company has complied with the Staff’s comments by revising this disclosure accordingly.
Issuer’s Financial Ability and Short Position Information, page 21
STAFF COMMENT:

15. We note your revised disclosure in response to comment 9 in our letter dated September 11, 2008. As previously requested, please also provide the relationship of the date on which Brio Capital L.P. entered into the short position to the date of the announcement of the convertible note transaction and the filing of the registration statement.

RESPONSE:	The Company has complied with the Staff’s comment by including additional disclosure regarding Brio Capital L.P.’s short position.

Pamela Long

Securities and Exchange Commission

October 24, 2008

Management’s Discussion and Analysis and Plan of Operation, page 23.
STAFF COMMENT:

16.  We note your response to comment 30 in our letter dated September 11, 2008 and appreciate the additional information you provided. However, it continues to appear to us that your disclosures in MD&A do not adequately explain the reasons for the derivative liability, the potential consequences of the derivative liability, or the specific facts and circumstances that impacted and will impact the initial and subsequent fair value estimates of the derivative liability. Please clarify.

RESPONSE:	The Company has complied with the Staff’s comments by disclosing the requested information.
Recent Financings, page 25
STAFF COMMENT:

17.  There appears to be a discrepancy regarding the number of shares of common stock you issued in the December 2007 financing. On page 21, you state that you issued a total of 4,200,000 shares and on page 25, you state that you issued 2,100,000 shares of common stock. Please clarify and revise accordingly.

RESPONSE:	The Company has complied with the Staff’s comment by correcting the number of shares on page 25.
Legal Proceedings, page 36
STAFF COMMENT:

18.  We note your response to comment 27 in our letter dated September 11, 2008; however, based on your disclosures, we also note that the Company was a party to the Settlement Agreement. Please clarify why the Company was a party to the settlement if the Company was not a party to the litigation. Also, please provide us additional information regarding the specific underlying legal dispute and explain the specific nature and extent of the services provided by Mr. Conklin.

Pamela Long

Securities and Exchange Commission

October 24, 2008

RESPONSE:

In April 2008, David Conklin, a shareholder of Perf-Go Green, Inc. asserted a claim against Tony Tracy alleging that, based on Mr. Conklin’s contributions to other companies operated by Mr. Tracy as well as prior agreements between Mr. Conklin and Mr. Tracy, he was entitled to be issued a ten (10%) percent interest in the Company. The underlying dispute is between shareholders, not the Company.  However, for the legal protection of the Company, the Mutual Release and Settlement Agreement by and among Mr. Tracy and Mr. Conklin was expanded to include entities associated with Mr. Tracy including Tracy productions LLC, Perf-Go Green, Inc., Perf-Go Green Holdings, Inc. none of whom was a party to the dispute (the “Agreement”). In accordance with the Agreement, Mr. Tracy transferred 888,830 shares of Perf-Go Green Holdings, Inc. common stock held by him to Mr. Conklin. In return for such shares, Mr. Conklin released all of the other parties to the Agreement from any liability relating to this dispute, subject to certain representations and warranties made by the parties regarding the capitalization of the Company as of July 8, 2008. No litigation was commenced regarding this dispute.

Financial Statements for the Period from November 15, 2007 (Inception) to June 30. 2008, page F-2
General
STAFF COMMENT:	19. Please correct the date of the interim balance sheet to June 30, 2008.
RESPONSE:	The Company has complied with the Staff’s comment by correcting the date.
Financial Statements for the Period from November 15, 2007(Inception) to March 1, 2008, page F-19
General
STAFF COMMENT:

20.  Based on your responses to comments 31 and 35 in our letter dated September 11, 2008, it appears to us that share and per share amounts presented in the audited financial statements of the accounting acquirer are based on the capitalization prior to the reverse recapitalization transaction. Please be advised that all share and per share disclosures of the accounting acquirer are required to be retroactively restated for the May 2008 recapitalization in a manner similar to a stock split. Refer to SAB Topic 4C and paragraph 54 of SPAS 128 for guidance.

RESPONSE:	The Company has complied with the Staff’s comments by revising the March 31, 2008 financial statements accordingly.

Pamela Long

Securities and Exchange Commission

October 24, 2008

Additional Financial Statements
STAFF COMMENT:

21.  We note your response to comment 36 in our letter dated September 11,2008; however, we remind you that the financial statements of the accounting acquiree, to be included in your registration statement, are required to fully comply with the requirements of Rule 8-04 of Regulation S-X.

RESPONSE:	The Company shall provide the required financial statements with the next pre-effective amendment.

Security Ownership of Certain Beneficial Owners and Management, page 43
STAFF COMMENT:

22.  We note your disclosure in response to comment 42 in our letter dated September 11, 2008. As previously requested, in footnotes 11 through 14, please disclose the specific number of shares underlying each type of note or warrant.

RESPONSE:	The Company has complied with the Staff’s comments by disclosing the requested information.
Recent Sales of Unregistered Securities, page 52
STAFF COMMENT:	23. Please disclose the consideration received by the company in the sale of the Bridge Notes and Warrants. See Item 701(c) of Regulation S-K.
RESPONSE:	The Company has complied with the Staff’s comment by disclosing the requested information.

* * * *

Very truly yours,

                                                                        /s/ Adam P. Silvers

ADAM P. SILVERS
For the Firm

APS:fb

cc:	Anthony Tracy